COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

December 13, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE: Columbia Funds Variable Series Trust II Columbia Variable Portfolio – Select Large-Cap Equity Fund	Post-Effective Amendment No. 58 (PEA No. 58) File Nos. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on November 17, 2017 for the above-referenced post-effective amendment (the Filing) filed by and on behalf of Columbia Funds Variable Series Trust II (the Registrant) on behalf of its series, Columbia Variable Portfolio – Select Large Cap Equity (the Fund). The comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please provide the completed Annual Fund Operating Expenses tables for the Fund with the response letter.

Response:	See Exhibit A to this letter for completed Annual Fund Operating Expenses tables for the Fund.

Comment 2:	Since the Fund is a new series, only 1- and 3-year periods should be shown for new fund.

Response:	The Example table will be revised to include only 1- and 3-year periods. See Exhibit A to this letter.

Comment 3:	We note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos , and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the fund intends to invest or currently invests in CoCos and the amount the fund currently invests in CoCos. Finally, please confirm that if the fund invests in CoCos they are not counted as equity securities for purposes of the 80% test.

Response:	The Fund currently does not intend to invest in CoCos and, therefore, disclosure regarding such securities is not applicable to the Fund.

Comment 4:	The Principal Investment Strategies state that the Fund may invest in exchange-traded funds (ETFs). Please confirm that the fees and expenses of ETFs invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses” if this subcaption is triggered pursuant to Form N-1A (i.e., because total Acquired Fund Fees and Expenses exceed 0.01%) (the AFFE Expense Threshold).

Response:	If the AFFE Expense Threshold is met, the fees and expenses of ETFs invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses.”

Comment 5:	Please confirm that the Fund will invest in ETFs so that that Exchange-Traded Funds Risk should be added to the Principal Risks section.

Response:	The Fund’s Principal Risks include Exchange-Traded Funds Risk to tie to the Fund’s potential investments in ETFs as disclosed in the Principal Investment Strategies section.

Comment 6:	On page 12, in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section, please consider combining this disclosure with the derivatives discussion already included in the Principal Investment Strategies.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 7:	Please include an auditor’s consent for all fund financials incorporated by reference here. Alternatively, delete the statement that financials are incorporated by reference for funds not being amended by this registration statement.

Response:	Although PricewaterhouseCoopers is listed as the Fund’s independent registered public accounting firm in the SAI, the Fund is new and has not commenced investment operations and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

Comment 8:	See our comments dated March 29, 2017 regarding Fundamental Policies.

Response:	We have addressed the comments regarding Fundamental Policies received on March 29, 2017 as follows:

•    In the Fundamental Policies section with respect to concentration (H2), please consider whether the first sentence should state “more than 25%” instead of “at least 25%.” Also, please confirm whether or not the Fund will be concentrated. Please also clarify, in the subsequent disclosure under H6, that obligations of political subdivisions do not include private activity municipal debt securities, which are principally backed by the assets and revenues of the nongovernmental user of the funds generated by securities issuance.

	Response:	Each existing Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. The disclosures related to concentration under H2 and H6 are not applicable to the Fund. The Fund will not be concentrated and the following concentration policy (H7) will be applicable to the Fund: The Fund will not purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that: (i) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government, any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions; and (ii) notwithstanding this limitation or any other fundamental investment limitation, assets may be invested in the securities of one or more investment companies or subsidiaries to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.

•    In the Fundamental Policies section with respect to concentration (H5), please provide the basis for this position: In addition, the foregoing restriction shall not apply to or limit the Fund’s counterparties in commodities-related transactions.

Response:	Each existing Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. The disclosure with respect to concentration (H5) is not applicable to the Fund.

•    For Columbia Variable Portfolio – Government Money Market Fund, in the additional fundamental policies specific to this Fund, please provide an explanation of the basis for the third bullet point exception with respect to investments in bank obligations.

Response:	Although this fundamental policy would allow this Fund to invest more than 25% of its assets in bank obligations, the Columbia Variable Portfolio – Government Money Market Fund specific policy under Non-Fundamental Policies prohibits such investment.

•    Please add disclosure to the Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies – Investment in Other Investment Companies section indicating that the Fund will consider underlying fund concentration policies, if it invests in another investment company, when complying with its concentration policy.

Response:	The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. The Fundamental and Non-Fundamental Policies – Non-fundamental Policies section of the SAI will be revised to include the following:

Additional Information About Concentration
Columbia Variable Portfolio – Select Large-Cap Equity Fund may indirectly concentrate in a particular industry or group of industries through investments in underlying funds.

•    For Columbia Variable Portfolio – Government Money Market Fund, delete “any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions;” under (i) of the Fund’s non-fundamental policy disclosed in the Non-Fundamental Policies section since this Fund cannot invest without limit in these.

	Response:	We have modified the section as follows:

The Fund will not (subject to the succeeding sentence) purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that: (i) there is no limitation with respect to government securities, cash and/or repurchase agreements collateralized solely by government securities or cash; and (ii) notwithstanding this limitation or any other fundamental investment limitation, assets may be invested in the securities of one or more management investment companies to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief. If, at a future date, the Fund ceases to be a government money market fund and becomes a money market fund that may invest significantly in Rule 2a-7 eligible securities issued by non-government entities, the Fund may invest more than 25% of its total assets in money market instruments issued by U.S. banks~~,~~ or U.S. branches of foreign banks (subject to the applicable requirements of Rule 2a-7) and U.S. Government securities.

Comment 9:	See our comment dated March 29, 2017 regarding Summary of 1940 Act Restrictions on Certain Activities.

Response:	We have addressed the comment regarding Summary of 1940 Act Restrictions on Certain Activities received on March 29, 2017 as follows:

•    In the section Summary of 1940 Act Restrictions on Certain Activities—Issuing senior securities, the SEC staff position does not permit offsetting positions as appropriate cover for all derivative transactions as noted here. Offsetting positions are only permitted for transactions as stated in the Dreyfus no-action letter, (pub. avail. June 22, 1987) or other no-action relief. Accordingly, please revise this statement to state that the Fund may use offsetting positions rather than asset segregation only as permitted by the Commission and staff guidance.

	Response:	The section Summary of 1940 Act Restrictions on Certain Activities—Issuing senior securities has been amended as follows:

Issuing senior securities – A “senior security” is an obligation with respect to the earnings or assets of a company that takes precedence over the claims of that company’s common stock with respect to the same earnings or assets. The 1940 Act prohibits an open-end fund from issuing senior securities other than certain borrowings from a bank, but SEC staff interpretations allow a Fund to engage in certain types of transactions that otherwise might raise senior security concerns (such as short sales, buying and selling financial futures contracts and other derivative instruments and selling put and call options), provided that the Fund segregates or designates on the Fund’s books and records liquid assets, or, as permitted in accordance with SEC staff interpretations, otherwise covers the transactions with offsetting portfolio securities, in amounts sufficient to offset any liability associated with the transaction. The exception in the fundamental policy allows the Fund to operate in reliance upon these staff interpretations.

PART C COMMENTS:

Comment 10:	For Exhibit (i), a new opinion of counsel will be needed because of the new series.
Response:	An opinion of counsel with respect to the Fund will be included as an exhibit to the registration statement.
Comment 11:	For Exhibit (j), please include a consent from the auditors as an exhibit to this filing.
Response:	Please see response to Comment 7.

If you have any questions, please contact either me at (312) 634-9280 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Megan Garcy
Megan Garcy
Assistant Secretary
Columbia Funds Variable Series Trust II

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees or expenses imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents. If the additional fees or expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2
Management fees	0.77%	0.77%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.06%	0.06%
Total annual Fund operating expenses	0.83%	1.08%
Less: Fee waivers and/or expense reimbursements(b)	(0.14%)	(0.14%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.69%	0.94%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(b)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through April 30, 2019, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.69% for Class 1 and 0.94% for Class 2.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect any fees and expenses that apply to your Contract or Qualified Plan. Inclusion of these charges would increase expenses for all periods shown.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs (based on estimated Fund expenses) would be:

	1 year	3 years
Class 1 (whether or not shares are redeemed)	$70	$251
Class 2 (whether or not shares are redeemed)	$96	$330